UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated September 11, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: September 11, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

Sept 11, 2007

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Updates Cerro Jumil Project

Vancouver, B.C.: Esperanza Silver Corporation is pleased to present the following update of activities at its 100% owned Cerro Jumil gold project in Morelos, Mexico. Results from 25 new reverse circulation drill holes have been received. Highlights include:

•

Drill hole RCHE-18 with 25.5 meters (84 feet) containing 1.30 grams Au per tonne (0.04 ounces Au per ton).

•

Drill hole RCHE-20A with 33.0 meters (108 feet) containing 1.38 grams Au per tonne (0.04 ounces Au per ton).

•

Drill hole RCHE-22 with 30.0 meters (98 feet) containing 1.94 grams Au per tonne (0.06 ounces Au per ton).

The bulk of the new drilling has been in the central portion of the “Southeast zone” and demonstrates the continuity of gold mineralization within this zone. Future drilling will continue to seek extensions of the mineralization northeast of this central zone into an area indicated as prospective by both geologic mapping and geophysical surveys. Additional drilling is also planned to extend the mineralization in the “West zone” further northward.  The accompanying map shows the areas of drill-tested gold mineralization as well as those areas which will be drilled in the coming months. The table below provides the drill most recent drill results.

Currently a total of 15,674 meters (51,423 feet) of drilling have now been completed on the project. Two rigs (one core and one reverse circulation) continue to work.

New Targets Identified

An on-going program of district scale reconnaissance has now identified additional drill targets within the 3066 hectare claim group. An additional six targets have been identified and will be investigated by mapping, sampling and possible drilling.

Metallurgical Testing Continues

The previously announced program of metallurgical testing (News Release July 18, 2007) is now well advanced and results are expected in the final quarter of this year. The program, being undertaken by SGS – Lakefield Research, is intended to test the amenability of Cerro Jumil for heap-leach gold recovery. Earlier but preliminary test work had indicated excellent gold recoveries (up to 96% in “bottle-roll” tests). Results from these tests and the on-going drilling will allow Esperanza to begin scoping studies in the near-term.1)

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering four major ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia.  The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

Responsibility for the adequacy or accuracy of this news release

(1) William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.

SAFE HARBOR

Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza's Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements' current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

Cerro Jumil Reverse Circulation Drill Hole Results
Hole	From	To	Interval	Grade
	(meters)	(meters)	Length	(grams Au/tonne)	Comments
Southeast Zone
RCHE-07-16	183.0	201.0	13.5	1.56	No Recovery 189.0-193.5
RCHE-07-17	Lost hole @ 154.5 meters - short of target
RCHE-07-18	136.5	162.0	25.5	1.30
RCHE-07-19	157.5	163.5	6.0	1.28
RCHE-07-20A	28.5	63.0	33.0	1.38	No Recovery 36.0-37.5
RCHE-07-21A	75.0	99.0	24.0	0.76
includes	75.0	84.0	9.0	1.25
includes	90.0	99.0	9.0	0.74
RCHE-07-22	27.0	57.0	30.0	1.94
RCHE-07-23	Lost Hole @ 24 meters depth
RCHE-07-24	67.5	81.0	13.5	1.23
RCHE-07-25	70.5	94.5	24.0	1.00
RCHE-07-26	94.5	100.5	6.0	1.12
RCHE-07-27	136.5	150.0	13.5	1.16
RCHE-07-28	126.0	138.0	12.0	2.74	No Recovery 123-126
RCHE-07-29	No significant intervals-10.5 mts no recovery
RCHE-07-30	37.5	51.0	13.5	0.49
RCHE-07-30	69.0	105.0	30.0	0.78	No Recovery 94.5-97.5 & 99-102
RCHE-07-30	117.0	133.5	16.5	1.54
RCHE-07-31	82.5	118.5	34.5	0.79	No Recovery 84.0-85.5
includes	82.5	97.5	13.5	1.51	No Recovery 84.0-85.5
RCHE-07-32	No significant intervals
RCHE-07-33	99.0	106.5	7.5	1.04
RCHE-07-33	126.0	139.5	13.5	0.99
RCHE-07-34	No significant intervals
RCHE-07-35	142.50	148.50	4.50	1.46	No Recovery 145.5-147.0
RCHE-07-36	Lost Hole @ 60 meters depth				No Recovery 54-60
RCHE-07-37	64.5	72.0	7.5	1.02	No Recovery 72-75
RCHE-07-37	81.0	105.0	22.5	0.65	No Recovery 99.0-100.5
includes	91.5	102.0	9.0	0.98	No Recovery 99.0-100.5
RCHE-07-38	88.5	120.0	31.5	0.76
includes	114.0	120.0	6.0	1.62
RCHE-07-39	100.5	108.0	7.5	0.69	No Recovery 108-120
RCHE-07-40	115.5	147.0	31.5	0.92	Lost hole @ 147 in Mineralization

Note – Drill intercepts with no recovery were not included in the calculation of the interval length.